LOCAL BUZZ, INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2021 and 2020

(Unaudited)

LOCAL BUZZ, INC.
Balance Sheet

| | | | As of | |
			Dec 31, 2021	Dec 31, 2020
Assets				
	Current Assets			
		Cash and Cash Equivalents		
		OPERATING ACCOUNT	-	15,100
	Total Current Assets		**-**	**15,100**
		Software Development, Net	**71,388**	**76,709**
Total Assets			**71,388**	**91,809**
Liabilities and Equity				
	Liabilities			
		Current Liabilities		
		Brex Credit Card	-	-
		OPERATING ACCOUNT	4,552	-
		Payroll Wages Payable	-	-
		USD PayPal	11,905	11,905
		Total Current Liabilities	**16,457**	**11,905**
	Total Liabilities		**16,457**	**11,905**
	Equity			
		Current Year Earnings	(60,700)	(39,378)
		Owners' Contribution	156,361	120,634
		Retained Earnings	(40,730)	(1,352)
	Total Equity		**54,931**	**79,904**
Total Liabilities and Equity			**71,388**	**91,809**

LOCAL BUZZ, INC.
Statement of Operations

	2021	2020
Gross Profit	**5,480**	**-**
Operating Expenses		
Advertising	48	115
Bank Service Charges	249	100
Consulting & Accounting	1,527	1,000
Depreciation & Amortization	35,693	2,566
Contractor Expense	2,900	2,000
General Expenses	14,252	4,000
Insurance	350	-
Legal Expenses	9,796	29,567
State Taxes	1,113	30
Travel	252	-
Total Operating Expenses	**66,180**	**39,378**
Operating Income	**(60,700)**	**(39,378)**
Net Income	**(60,700)**	**(39,378)**

LOCAL BUZZ, INC.
Statement of Shareholders' Equity

	Capital Contributions		Accumulated Deficit			Total Equity	
Balance at December 31, 2019	$	**11,500**	$	$	**(1,352)**	$	**10,148**
Net loss		-			(39,378)		(39,378)
Contributions		109,134			-		109,134
Balance at December 31, 2020	$	**120,634**	$	$	**(40,730)**	$	**79,904**
Net loss		-			(60,700)		(60,700)
Contributions		35,727			-		35,727
Balance at December 31, 2021	$	**156,361**	$	$	**(101,430)**	$	**54,931**

LOCAL BUZZ, INC.
Statement of Cash Flows

	2021	2020
Operating Activities		
Sales to Customers	5,480	-
Payments to suppliers and employees	(56,307)	(104,182)
Net Cash Flows from Operating Activities	**(50,827)**	**(104,182)**
Financing Activities		
Other cash items from financing activities	35,727	109,134
Net Cash Flows from Financing Activities	**35,727**	**109,134**
Net Cash Flows	**(15,100)**	**4,952**
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	15,100	10,148
Net cash flows	(15,100)	4,952
Cash and cash equivalents at end of period	-	4,952
Net change in cash for period	**(15,100)**	**15,100**

LOCAL BUZZ, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Local Buzz, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a mobile app designed to increase exposure to local events and more effectively advertise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with the generally accepted accounting principles in the United States of America.

c) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

d) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company's cash positions includes its operating bank account and PayPal account.

e) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and ongoing counsel.

f) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g) Revenue Recognition

The Company's revenue consists primarily of advertising revenue and is recognized as advertising services are provided.

h) Software Development Costs

The Company engages with vendors for the design and implementation of the application. These costs are capitalized and amortized over a three-year useful life. The balance as of December 31, 2021 is $71,387.

Costs for maintenance and operating the application are expensed as incurred.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.

<u>Accountants' Compilation Report</u>

To Management

Local Buzz, Inc.

The objective of a compilation is to assist management in presenting financial information in the form of financial statements without undertaking to obtain or provide any assurance that there are no material modifications that should be made to the financial statements. Management is responsible for the accompanying financial statements of Local Buzz, Inc., which comprise the balance sheets as of December 31, 2021, and 2020 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Jacob Boje, Pacific Accounting and Tax

Valencia, California

June 14, 2022